

June 28, 2012

<u>Via E-mail</u>
Mr. Stephen D. Lebovitz
President and Chief Executive Officer
CBL & Associates Properties, Inc.
2030 Hamilton Place Blvd., Suite 500
Chattanooga, TN 37421

      RE: **CBL & Associates Properties, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2011
               Filed February 29, 2012
               File No. 1-12494

Dear Mr. Lebovitz:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Daniel L. Gordon

               Daniel L. Gordon
               Branch Chief